U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

SKK ACCESS INCOME FUND

(Name of Subject Company (Issuer))

SKK ACCESS INCOME FUND

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

53 State Street, 23rd Floor

Boston, MA 02109

(Address of Principal Executive Offices, Zip Code)

1-617-896-1600

(Registrant’s Telephone Number, including Area Code)

Richard Blair

Shepherd Kaplan Krochuk, LLC

c/o SKK Access Income Fund

53 State Street, 23rd Floor

Boston, MA 02109

1-617-896-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

John F. Ramirez

Practus, LLP

11300 Tomahawk Creek Pkwy, Ste 310

Leawood, KS 66211

1-917-805-1818

March 4, 2024

(Date Tender Offer First Published,

Sent or Given to Security Holders)

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CALCULATION OF FILING FEE

Transaction Valuation:	$4,000,000 approximately 5.00% of December 29, 2023 NAV) (a)	Amount of Filing Fee:	$590.40 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.

(b)	Calculated at $147.60 per $1,000,000 of the Transaction Valuation.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$590.40
Form or Registration No.:	SC TO-I
Filing Party:	SKK Access Income Fund
Date Filed:	March 4, 2024

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on March 4, 2024 by SKK Access Income Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase Shares (as defined below) in an amount up to approximately 5.00% of the net assets of the Fund (or $4,000,000 as of December 29, 2023) from shareholders of the Fund (the “Shareholders”) on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. As used in this Schedule TO, the term “Shares” refers to shares of beneficial interest in the Fund or portions of Shares that constitute the class of security that is the subject of the Offer, and includes all or any portion of a Shareholder’s Shares as the context requires.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Shareholders that desired to tender all or a portion of their Shares were required to submit their tenders by 11:59 P.M., Eastern Time, on April 2, 2024.

2. As of April 2, 2024, Shareholders validly tendered Shares in an amount of $4,364,572 in connection with the Offer and did not withdraw such tenders prior to the expiration of the Offer. The validly tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value per share of the Shares tendered pursuant to the Offer was calculated as of June 28, 2024 in the amount of $9.90.

4. The payment of the purchase price of the Shares tendered was made to each Shareholder whose tender was accepted for purchase by the Fund in accordance with the terms of the Offer. Cash payments in the amount of the net asset value of the respective Shares tendered were wired to the account designated by each Shareholder in the Letter of Transmittal on or about August 30, 2024.

* * *

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

SKK ACCESS INCOME FUND

By:	/s/ Richard Blair
Name: Richard Blair
Title: President
Date: September 9, 2024

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